Exhibit 99.1

News Release

PartnerRe Ltd. Reports Third Quarter and Nine Month 2018 Results

▪	Third Quarter Net loss attributable to common shareholder of $106 million, driven by $120 million pre-tax losses from Typhoons Jebi and Trami and Hurricane Florence

▪	Non-life combined ratio of 107.8% during the quarter, driven by P&C combined ratio of 114.7% and Specialty combined ratio of 97.4%

▪
Total investment return of $63 million for the quarter, driven by net investment income and gains on equities, partially offset by unrealized losses on fixed income securities driven by increase in risk-free rates

PEMBROKE, Bermuda, November 15, 2018 - PartnerRe Ltd. ("the Company") today reported a net loss attributable to common shareholder of $106 million for the quarter, which includes net unrealized investment losses on fixed income securities of $53 million and net foreign exchange losses of $17 million. This compared to a net loss of $84 million for the same period of 2017, which included net unrealized investment losses on fixed income securities of $27 million and net foreign exchange losses of $41 million.
Net loss attributable to common shareholder for the first nine months of 2018 was $101 million, which includes net unrealized investment losses on fixed income securities of $358 million and net foreign exchange gains of $53 million. This compared to a net income of $145 million in the same period of 2017, which included net unrealized investment gains on fixed income securities of $123 million and net foreign exchange losses of $107 million.
The unrealized investment losses on fixed income securities in 2018 were driven by an increase in risk-free rates and credit spreads as the Company's fixed income securities are accounted for at fair value with changes in the fair value recorded in the Consolidated Statements of Operations.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release

Commenting on the results, PartnerRe President and Chief Executive Officer Emmanuel Clarke said, “The third quarter of 2018 was an active period of catastrophic and man-made loss events which impacted the Company's Non-life combined ratio. Despite these events, in the first nine months of 2018, the Company's Non-life segment reported an underwriting profit, while our Life and Health segment significantly improved its underwriting profit and margin compared to the prior year. This performance — excluding the net unrealized losses primarily driven by increases in risk free rates — has helped produce a solid profitability in the first nine months of 2018."
Mr. Clarke also added: "Our enhanced market positions with clients and brokers led to a double digit increase in net premium written compared to the last year. This, coupled with our strong total capital position, positions our Company well for the upcoming January renewal season."
Highlights for the third quarter and the first nine months of 2018 compared to the same periods of 2017 are included below:

Non-Life:

▪	Non-life net premiums written were up 7% for the quarter driven by new business written in the P&C segment, partially offset by lower reinstatement premiums.

▪	Non-life net premiums written were up 13% for the first nine months of 2018 compared to the same period of 2017 driven by a 15% increase in the P&C segment and 11% increase in the Specialty segment.

▪
The Non-life underwriting loss was $87 million (combined ratio of 107.8%) for the quarter driven by catastrophic losses related to Typhoons Jebi and Trami and Hurricane Florence totaling $120 million, pre-tax, net of retrocession and reinstatement premiums, or 10.7 points on the combined ratio. The Non-life underwriting loss of $127 million (combined ratio of 111.0%) for the third quarter of 2017 was driven by large catastrophic losses from hurricanes Harvey, Irma and Maria of $472 million, pre-tax, net of retrocession and reinstatement premiums, or 41.3 points on the combined ratio. The decrease in large catastrophic losses was partly offset by higher attritional losses on the current accident year, up 11.7 points on the combined ratio from the third quarter of 2017, which included mid-sized losses in the Specialty segment of $48 million or 4.3 points on the Non-life combined ratio in the third quarter of 2018. The Non-life combined ratio also reflects lower net favorable prior years' reserve development of $32 million (2.9 points) for the quarter compared to $187 million (16.3 points) for the third quarter of 2017.

▪
The Non-life underwriting profit was $20 million (combined ratio of 99.4%) for the first nine months of 2018 compared to a $21 million loss (combined ratio of 100.7%) for the same period of 2017. Catastrophic losses related to Typhoons Jebi and Trami and Hurricane Florence contributed 3.8 points on the combined ratio, compared to 15.9 points from large catastrophic losses in 2017.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release

The decrease in large catastrophic losses was largely offset by lower net favorable prior years' reserve development of $102 million (3.2 points) for the first nine months of 2018, compared to $383 million (12.9 points) for the same period of 2017.
Life and Health:

▪
Net premiums written were up 22% for the quarter and 27% for the first nine months of 2018 compared to the same periods of 2017 driven primarily by organic growth. The increase for the first nine months of the year is also driven by favorable foreign exchange impacts and the inclusion of the Aurigen Capital Ltd. (Aurigen) life premiums for three quarters in 2018 compared to only two quarters in 2017, following the acquisition of Aurigen on April 2, 2017.

▪
Allocated underwriting result was $18 million and $69 million for the third quarter and first nine months of 2018, respectively, compared to $13 million and $40 million for the third quarter and first nine months of 2017, respectively, driven by increased profitability and organic growth.

Investments:

▪
Net investment total return for the quarter was $63 million, or 0.4%, and included net investment income of $104 million and net realized and unrealized investment losses of $41 million (of which $53 million related to net unrealized losses on fixed income securities). This compares to a total return of $168 million, or 1.0%, for the third quarter of 2017, which included net investment income of $98 million, net realized and unrealized investment gains of $61 million (which included $27 million of net unrealized losses on fixed income securities), and interest in earnings of equity method investments of $9 million.

▪
Net investment return for the first nine months of 2018 was $3 million as net investment income of $312 million and interest in earnings of equity method investments of $28 million were offset by net realized and unrealized investment losses of $337 million (of which $358 million related to net unrealized losses on fixed income securities). This compares to a return of $531 million, or 3.1%, for the first nine months of 2017, which included net investment income of $299 million, net realized and unrealized investment gains of $213 million (of which $123 million related to net unrealized gains on fixed income securities) and interest in earnings of equity method investments of $19 million.

▪
Net investment income for the quarter was up $6 million, or 7%, and, for the first nine months of 2018, $13 million, or 4%, compared to the same periods of 2017, driven by higher reinvestment rates and change in portfolio mix.

▪
Net realized and unrealized investment losses of $41 million in the quarter was driven by an increase in U.S. and Europe risk-free rates, partially offset by a narrowing of U.S. credit spreads, while net realized and unrealized investment losses of $337 million for the first nine months of

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release

2018 was driven by an increase in risk-free rates in the U.S. coupled with a widening of credit spreads in the U.S. and Europe.

▪
Net realized and unrealized losses also included gains on public and private equities and other invested assets of $34 million and $75 million for the third quarter and first nine months of 2018, respectively, compared to gains of $72 million and $78 million for the third quarter and first nine months of 2017, respectively.

▪	Reinvestment rates are currently 3.3%, compared to the existing Company's fixed income investment portfolio yield of 2.7%.
Other Income Statement Items:

▪
Other expenses of $69 million (expense ratio of 4.9%) in the quarter were down $21 million, or 24%, compared to $90 million (expense ratio of 6.5%) for the third quarter of 2017. Other expenses of $232 million for the first nine months of 2018 (expense ratio of 5.7%) were down $38 million, or 14%, compared to $270 million (expense ratio of 7.4%) in the same period of 2017. These decreases were primarily due to lower personnel, facilities and reorganization costs. The first nine months of 2017 also included transactional costs related to the acquisition of Aurigen, offset by the inclusion of Aurigen's expenses for three quarters in 2018 compared to only two quarters in 2017.

▪
Net foreign exchange losses were $17 million in the quarter compared to $41 million in the third quarter of 2017 mainly driven by the strengthening of certain major currencies against the U.S. dollar and foreign currency hedge results. Net foreign exchange gains were $53 million for the first nine months of 2018 compared to a loss of $107 million for the first nine months of 2017. Gains for the first nine months of 2018 were driven by the appreciation of the U.S. dollar during the year partially offset by hedging costs, while losses in 2017 were driven by depreciation of the U.S. dollar against certain currencies and hedging costs.

▪
Interest expense was $11 million and $32 million in the third quarter and first nine months of 2018 and 2017, respectively, while preferred dividends were $12 million and $35 million in the third quarter and first nine months of 2018 and 2017, respectively.

▪
Income tax expense was $10 million on pre-tax losses of $84 million in the quarter compared to $10 million on pre-tax losses of $62 million for the third quarter of 2017. Income tax expense was $4 million on pre-tax losses of $61 million for the first nine months of 2018 compared to $33 million tax expense on pre-tax earnings of $213 million in the same period of 2017, driven by the geographical distribution of pre-tax profits and losses.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release

Balance Sheet and Capitalization:

▪	Total investments, funds held–directly managed and cash and cash equivalents were $16.8 billion at September 30, 2018, down 0.9% compared to December 31, 2017.

▪
Cash and cash equivalents and fixed maturities, which are government issued or investment grade fixed income securities, were $13.8 billion at September 30, 2018, representing 84% of the cash and cash equivalents and total investments.

▪
The average credit rating and expected average duration of the fixed income portfolio at September 30, 2018 was A and 4.7 years, respectively, while the average duration of the Company’s liabilities was 4.8 years.

▪	There were no dividends declared to common shareholders in the third quarter of 2018. Dividends declared to common shareholders in the first nine months of 2018 were $48 million.

▪
Total capital was $8.0 billion at September 30, 2018, down 2.4% compared to December 31, 2017, primarily due to the net loss for the first nine months of 2018, dividends on preferred and common shares and the impact of the foreign currency translation adjustment.

▪
Common shareholder's equity (or book value) of $5.9 billion and tangible book value of $5.3 billion at September 30, 2018, were down 3.0% and 3.1%, respectively, compared to December 31, 2017 primarily due to the net loss for the first nine months of 2018, dividends on common shares and the foreign currency translation adjustment. Book value at September 30, 2018, excluding dividends on common shares, was down 2.2% compared to December 31, 2017.

Cash Flows:

▪
Cash provided by operating activities was $237 million in the quarter compared to $113 million for the same quarter of 2017 and $329 million for the first nine months of 2018 compared to $241 million in the same period of 2017. Cash flows from operating activities are primarily driven by net investment income and underwriting operations. The increases for the quarter and first nine months of 2018 over the same periods of 2017 were in line with the growth in business with increases in premiums collected in P&C, Specialty and Life and Health segments, partially offset by an overall higher level of losses paid in 2018.

▪
Cash used in investing activities was $280 million and $1,164 million in the third quarter and first nine months of 2018, respectively, compared to $77 million and $630 million for the third quarter and first nine months of 2017, respectively. Cash used in investing activities primarily reflect purchases of fixed maturity securities and short term investments. Cash outflows for the first nine months of 2017 also included cash used to fund the acquisition of Aurigen and investments in public equity funds.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release

▪
Cash used in financing activities was $12 million in the quarter compared to $12 million for the same quarter of 2017 driven by dividends paid to preferred shareholders in both periods. Cash used in financing activities was $83 million for the first nine months of 2018 compared to $267 million for the same period of 2017. These cash outflows were driven by dividends paid to common and preferred shareholders. The cash outflows in 2017 were also driven by a redemption of debt acquired in the Aurigen acquisition of $207 million.

_______________________________________

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health.
For the year ended December 31, 2017, total revenues were $5.7 billion. At September 30, 2018, total assets were $23.4 billion, total capital was $8.0 billion and total shareholders’ equity was $6.6 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the most recent Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/
Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.
The Company’s estimate for recent catastrophic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive (Loss) Income (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Revenues
Gross premiums written	$1,504,197	$1,389,951	$4,986,144	$4,352,308
Net premiums written	$1,374,117	$1,249,818	$4,516,872	$3,899,699
Decrease (increase) in unearned premiums	45,447	145,052	(438,246)	(235,126)
Net premiums earned	1,419,564	1,394,870	4,078,626	3,664,573
Net investment income	104,398	97,594	312,036	298,975
Net realized and unrealized investment (losses) gains(2)	(41,323)	61,248	(337,492)	213,506
Other income	7,225	3,593	16,398	11,029
Total revenues	1,489,864	1,557,305	4,069,568	4,188,083
Expenses
Losses and loss expenses	1,156,142	1,183,109	3,024,631	2,756,674
Acquisition costs	315,534	297,466	905,546	809,766
Other expenses (3)	68,708	90,179	232,225	270,020
Interest expense	10,751	10,547	32,384	31,920
Amortization of intangible assets	5,922	6,286	17,677	18,312
Net foreign exchange losses (gains)	16,588	40,919	(53,314)	107,049
Total expenses	1,573,645	1,628,506	4,159,149	3,993,741
(Loss) income before taxes and interest in earnings of equity method investments	(83,781)	(71,201)	(89,581)	194,342
Income tax expense	10,389	10,162	4,591	33,123
Interest in earnings of equity method investments	39	9,025	28,213	19,014
Net (loss) income	(94,131)	(72,338)	(65,959)	180,233
Preferred dividends	11,604	11,604	34,812	34,812
Net (loss) income attributable to common shareholder	$(105,735)	$(83,942)	$(100,771)	$145,421
Comprehensive (loss) income	$(85,253)	$(44,436)	$(99,214)	$180,577

(1) In March 2016 the Company's common shares were acquired by Exor N.V. and are no longer traded on the NYSE. As such, per share data is not meaningful to present.

(2) Net realized and unrealized investment (losses) gains include net unrealized losses of $38 million and $310 million for the three months and nine months ended September 30, 2018, respectively, and net unrealized gains of $48 million and $218 million for the three months and nine months ended September 30, 2017, respectively.

(3) Other expenses for the three and nine months ended September 30, 2018 include $3 million and $12 million, respectively, of reorganization related costs. Other expenses for the three months ended September 30, 2017 include $8 million of reorganization costs and, for the nine month period ended September 30, 2017, $24 million of reorganization and transactional costs primarily related to the acquisition of Aurigen. Excluding $5 million of reorganization related costs incurred by Aurigen in the third quarter of 2017, Other expenses for the nine months ended September 30, 2018 include three quarters of Aurigen's expenses of $12 million compared to $7 million for two quarters of 2017 following the acquisition of Aurigen on April 2, 2017.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	September 30, 2018	December 31, 2017
Assets
Investments:
Fixed maturities, at fair value	$13,096,158	$12,654,859
Short-term investments, at fair value	133,591	4,400
Equities, at fair value	731,795	638,596
Investments in real estate	81,137	83,098
Other invested assets	1,472,658	1,385,258
Total investments	15,515,339	14,766,211
Funds held – directly managed	418,106	424,765
Cash and cash equivalents	874,480	1,772,012
Accrued investment income	117,800	120,805
Reinsurance balances receivable	3,162,716	2,724,844
Reinsurance recoverable on paid and unpaid losses	853,031	828,807
Funds held by reinsured companies	826,881	801,451
Deferred acquisition costs	760,864	672,307
Deposit assets	81,026	78,542
Net tax assets	147,009	133,169
Goodwill	456,380	456,380
Intangible assets	146,695	160,234
Other assets	46,414	41,237
Total assets	$23,406,741	$22,980,764
Liabilities
Non-life reserves (1)	$10,065,441	$10,102,172
Life and health reserves (1)	2,207,592	2,098,759
Unearned premiums	2,339,524	1,818,999
Other reinsurance balances payable	328,275	292,077
Deposit liabilities	13,914	10,864
Net tax liabilities	103,681	154,947
Accounts payable, accrued expenses and other	346,372	302,021
Debt related to senior notes	1,367,700	1,384,824
Debt related to capital efficient notes	70,989	70,989
Total liabilities	16,843,488	16,235,652
Shareholders’ Equity
Common shares (par value $0.00000001; issued: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(123,536)	(90,281)
Retained earnings	4,262,090	4,410,694
Total shareholders’ equity	6,563,253	6,745,112
Total liabilities and shareholders’ equity	$23,406,741	$22,980,764

(1) Effective July 1, 2018, the executive management responsibility and reporting for U.S. Health business was reallocated from the Life and Health segment to the P&C segment as part of an internal organizational change. As a result, reserves of approximately $392 million as at December 31, 2017 have been reclassified from Life and Health reserves to Non-Life reserves to conform to current presentation.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Net cash provided by operating activities	$237,228	$113,070	$328,582	$240,670
Net cash used in investing activities	(280,274)	(77,657)	(1,164,179)	(629,716)
Net cash used in financing activities	(11,604)	(11,604)	(82,647)	(266,941)
Effect of foreign exchange rate changes on cash	(4,125)	21,875	20,712	46,472
(Decrease) increase in cash and cash equivalents	(58,775)	45,684	(897,532)	(609,515)
Cash and cash equivalents - beginning of period	933,255	1,118,129	1,772,012	1,773,328
Cash and cash equivalents - end of period	$874,480	$1,163,813	$874,480	$1,163,813

PartnerRe Ltd.
Consolidated Statements of Comprehensive (Loss) Income
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Net (loss) income	$(94,131)	$(72,338)	$(65,959)	$180,233
Change in currency translation adjustment	9,789	27,479	(32,311)	2,337
Change in net unrealized gains or losses on investments, net of tax	(73)	(76)	(220)	(228)
Change in unfunded pension obligation, net of tax	(838)	499	(724)	(1,765)
Comprehensive (loss) income	$(85,253)	$(44,436)	$(99,214)	$180,577

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended September 30, 2018
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$729	$475	$1,204	$300	$—	$1,504
Net premiums written	$635	$442	$1,077	$297	$—	$1,374
Decrease in unearned premiums	36	4	40	5	—	45
Net premiums earned	$671	$446	$1,117	$302	$—	$1,419
Losses and loss expenses	(590)	(304)	(894)	(262)	—	(1,156)
Acquisition costs	(162)	(123)	(285)	(30)	—	(315)
Technical result	$(81)	$19	$(62)	$10	$—	$(52)
Other income	—	—	—	3	4	7
Other expenses	(18)	(7)	(25)	(11)	(33)	(69)
Underwriting result	$(99)	$12	$(87)	$2	n/a	$(114)
Net investment income				16	88	104
Allocated underwriting result				$18	n/a	n/a
Net realized and unrealized investment losses					(41)	(41)
Interest expense					(11)	(11)
Amortization of intangible assets					(6)	(6)
Net foreign exchange losses					(16)	(16)
Income tax expense					(10)	(10)
Interest in earnings of equity method investments					—	—
Net loss					n/a	$(94)
Loss ratio (1)	87.9%	68.0%	80.0%
Acquisition ratio (2)	24.1	27.8	25.6
Technical ratio (3)	112.0%	95.8%	105.6%
Other expense ratio (4)	2.7	1.6	2.2
Combined ratio (5)	114.7%	97.4%	107.8%
	For the three months ended September 30, 2017
	P&C segment (6)	Specialty segment	Total Non-life	Life and Health segment (6)	Corporate and Other	Total
Gross premiums written	$648	$489	$1,137	$253	$—	$1,390
Net premiums written	$549	$457	$1,006	$244	$—	$1,250
Decrease in unearned premiums	132	6	138	7	—	145
Net premiums earned	$681	$463	$1,144	$251	$—	$1,395
Losses and loss expenses	(748)	(221)	(969)	(214)	—	(1,183)
Acquisition costs	(146)	(124)	(270)	(28)	—	(298)
Technical result	$(213)	$118	$(95)	$9	$—	$(86)
Other (loss) income	—	(1)	(1)	3	2	4
Other expenses	(23)	(8)	(31)	(15)	(44)	(90)
Underwriting result	$(236)	$109	$(127)	$(3)	n/a	$(172)
Net investment income				16	82	98
Allocated underwriting result				$13	n/a	n/a
Net realized and unrealized investment gains					61	61
Interest expense					(11)	(11)
Amortization of intangible assets					(6)	(6)
Net foreign exchange losses					(41)	(41)
Income tax expense					(10)	(10)
Interest in earnings of equity method investments					9	9
Net loss					n/a	$(72)
Loss ratio (1)	109.8%	47.8%	84.7%
Acquisition ratio (2)	21.4	26.7	23.6
Technical ratio (3)	131.2%	74.5%	108.3%
Other expense ratio (4)	3.3	1.8	2.7
Combined ratio (5)	134.5%	76.3%	111.0%

(1)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(2)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(3)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(4)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(5)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

(6)
Effective July 1, 2018, the executive management responsibility and reporting for U.S. Health business was reallocated from the Life and Health segment to the P&C segment as part of an internal organizational change. As a result, the impacted 2017 comparatives have been reclassified from the Life and Health to the P&C segment to conform to current presentation.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the nine months ended September 30, 2018
	P&C segment (1)	Specialty segment	Total Non-life	Life and Health segment (1)	Corporate and Other	Total
Gross premiums written	$2,465	$1,606	$4,071	$915	$—	$4,986
Net premiums written	$2,179	$1,438	$3,617	$900	$—	$4,517
Increase in unearned premiums	(332)	(102)	(434)	(4)	—	(438)
Net premiums earned	$1,847	$1,336	$3,183	$896	$—	$4,079
Losses and loss expenses	(1,428)	(837)	(2,265)	(760)	—	(3,025)
Acquisition costs	(441)	(376)	(817)	(89)	—	(906)
Technical result	$(22)	$123	$101	$47	$—	$148
Other income	—	—	—	10	6	16
Other expenses	(59)	(22)	(81)	(36)	(115)	(232)
Underwriting result	$(81)	$101	$20	$21	n/a	$(68)
Net investment income				48	264	312
Allocated underwriting result				$69	n/a	n/a
Net realized and unrealized investment losses					(337)	(337)
Interest expense					(32)	(32)
Amortization of intangible assets					(18)	(18)
Net foreign exchange gains					53	53
Income tax expense					(4)	(4)
Interest in earnings of equity method investments					28	28
Net loss					n/a	$(66)
Loss ratio	77.4%	62.6%	71.2%
Acquisition ratio	23.8	28.2	25.7
Technical ratio	101.2%	90.8%	96.9%
Other expense ratio	3.2	1.6	2.5
Combined ratio	104.4%	92.4%	99.4%

	For the nine months ended September 30, 2017
	P&C segment (1)	Specialty segment	Total Non-life	Life and Health segment (1)	Corporate and Other	Total
Gross premiums written	$2,188	$1,441	$3,629	$723	$—	$4,352
Net premiums written	$1,897	$1,294	$3,191	$709	$—	$3,900
Increase in unearned premiums	(177)	(53)	(230)	(5)	—	(235)
Net premiums earned	$1,720	$1,241	$2,961	$704	$—	$3,665
Losses and loss expenses	(1,492)	(657)	(2,149)	(608)	—	(2,757)
Acquisition costs	(389)	(346)	(735)	(75)	—	(810)
Technical result	$(161)	$238	$77	$21	$—	$98
Other income	1	(1)	—	10	1	11
Other expenses	(72)	(26)	(98)	(35)	(137)	(270)
Underwriting result	$(232)	$211	$(21)	$(4)	n/a	$(161)
Net investment income				44	255	299
Allocated underwriting result				$40	n/a	n/a
Net realized and unrealized investment gains					213	213
Interest expense					(32)	(32)
Amortization of intangible assets					(18)	(18)
Net foreign exchange losses					(107)	(107)
Income tax expense					(33)	(33)
Interest in earnings of equity method investments					19	19
Net income					n/a	$180
Loss ratio	86.8%	52.9%	72.6%
Acquisition ratio	22.6	27.9	24.8
Technical ratio	109.4%	80.8%	97.4%
Other expense ratio	4.2	2.1	3.3
Combined ratio	113.6%	82.9%	100.7%

(1)
Effective July 1, 2018, the executive management responsibility and reporting for U.S. Health business was reallocated from the Life and Health segment to the P&C segment as part of an internal organizational change. As a result, the impacted 2018 and 2017 comparatives have been reclassified from the Life and Health to the P&C segment to conform to current presentation.

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	September 30, 2018		December 31, 2017
Investments:
Fixed maturities
U.S. government	$2,043	13%	$2,184	15%
U.S. government sponsored enterprises	2	—	22	—
U.S. states, territories and municipalities	133	1	690	5
Non-U.S. sovereign government, supranational and government related	2,219	14	1,751	12
Corporate bonds	6,311	41	6,129	41
Mortgage/asset-backed securities	2,388	15	1,879	13
Total fixed maturities	13,096	84	12,655	86
Short-term investments	134	1	4	—
Equities	732	5	639	4
Investments in real estate	81	1	83	1
Other invested assets	1,473	9	1,385	9
Total investments	$15,516	100%	$14,766	100%
Cash and cash equivalents	874		1,772
Total investments and cash and cash equivalents	16,390		16,538
Maturity distribution:
One year or less	$634	5%	$280	2%
More than one year through five years	4,971	38	4,259	34
More than five years through ten years	4,037	30	4,126	32
More than ten years	1,200	9	2,115	17
Subtotal	10,842	82	10,780	85
Mortgage/asset-backed securities	2,388	18	1,879	15
Total fixed maturities and short-term investments	$13,230	100%	$12,659	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,135	9%	$902	7%
AA	5,610	42	5,530	44
A	2,920	22	2,603	21
BBB	3,261	25	3,310	26
Below Investment Grade/Unrated	304	2	314	2
	$13,230	100%	$12,659	100%
Expected average duration (1)		4.7	Yrs	4.7	Yrs
Average yield to maturity at market (1)		3.3%		2.8%
Average credit quality		A		A
 (1) Includes funds holding fixed income securities that are classified with equities on the Consolidated Balance Sheets and futures used for the purpose of hedging duration

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

September 30, 2018
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Finance	$1,394,163	22.1%	8.5%	1.0%
Consumer, non-cyclical	1,286,640	20.4	7.9	1.4
Industrial	718,028	11.4	4.4	0.5
Consumer, cyclical	553,855	8.8	3.4	0.6
Energy	509,730	8.1	3.1	0.3
Insurance	497,448	7.9	3.0	0.8
Communications	401,784	6.4	2.5	0.5
Real estate investment trusts	308,176	4.9	1.9	0.3
Utilities	283,533	4.5	1.7	0.1
Basic materials	203,429	3.2	1.2	0.4
Technology	129,541	2.0	0.8	0.2
Longevity and mortality bonds	21,628	0.3	0.1	0.1
Other	3,346	—	—	—
Total Corporate bonds	$6,311,301	100.0%	38.5%
Finance sector - Corporate bonds
Banks	$817,060	12.9%	5.0%
Investment banking and brokerage	309,620	4.9	1.9
Other	267,483	4.3	1.6
Total finance sector - Corporate bonds	$1,394,163	22.1%	8.5%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$11,243	$471,881	$323,490	$10,446	$817,060
Investment banking and brokerage	—	9,467	67,038	232,922	193	309,620
Financial services	1,192	73,137	16,793	52,095	1,161	144,378
Other	—	3,578	73,693	45,834	—	123,105
Total finance sector - Corporate bonds	$1,192	$97,425	$629,405	$654,341	$11,800	$1,394,163
% of total	0.1%	7.0%	45.1%	47.0%	0.8%	100.0%

Concentration of investment risk - The top 10 Corporate bond issuers account for 19.0% of the Company’s total corporate bonds. The single largest issuer accounts for 3.6% of the Company’s total Corporate bonds and is included in the Consumer, non-cyclical sector above.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves(1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$9,709,286	$9,471,342	$10,102,172	$9,247,200
Reinsurance recoverable at beginning of period	(591,144)	(352,896)	(719,998)	(295,388)
Net liability at beginning of period	9,118,142	9,118,446	9,382,174	8,951,812
Net incurred losses related to:
Current year	926,073	1,156,157	2,367,368	2,532,575
Prior years	(32,471)	(187,026)	(102,201)	(383,212)
	893,602	969,131	2,265,167	2,149,363
Change in reserve agreement (2)	—	2,191	6,572	9,685
Net losses paid	(639,279)	(615,299)	(2,146,987)	(1,910,830)
Effects of foreign exchange rate changes	23,359	101,126	(111,102)	375,565
Net liability at end of period	9,395,824	9,575,595	9,395,824	9,575,595
Reinsurance recoverable at end of period	669,617	753,030	669,617	753,030
Gross liability at end of period	$10,065,441	$10,328,625	$10,065,441	$10,328,625

Breakdown of gross liability at end of period:
Case reserves	$4,134,614	$4,122,738	$4,134,614	$4,122,738
Additional case reserves	172,644	163,752	172,644	163,752
Incurred but not reported reserves	5,758,183	6,042,135	5,758,183	6,042,135
Gross liability at end of period	$10,065,441	$10,328,625	$10,065,441	$10,328,625
Gross liability at end of period by Non-life segment:
P&C	7,187,378	7,442,407	7,187,378	7,442,407
Specialty	2,878,063	2,886,218	2,878,063	2,886,218
Gross liability at end of period	$10,065,441	$10,328,625	$10,065,441	$10,328,625
Unrecognized time value of non-life reserves (3)	$750,396	$316,168	$750,396	$316,168
Non-life paid loss ratio data:
Non-life paid losses to incurred losses ratio	71.5%	63.5%	94.8%	88.9%
Non-life paid losses to net premiums earned ratio	57.2%	53.8%	67.5%	64.5%
(1) Effective July 1, 2018, the executive management responsibility and reporting for U.S. Health business was reallocated from the Life and Health to the P&C segment as part of an internal organizational change. As a result, the related 2018 and 2017 comparatives have been reclassified from the Life and Health to the Non-life reconciliation of reserves to conform to current presentation.
(2) The change in the reserve agreement is due to (adverse) favorable development on Paris Re’s reserves which are guaranteed by Axa under the reserve agreement.
(3) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves(1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,114,429	$1,996,447	$2,098,759	$1,722,330
Reinsurance recoverable at beginning of period	(15,315)	(9,573)	(9,287)	(2,726)
Net liability at beginning of period	2,099,114	1,986,874	2,089,472	1,719,604
Liability acquired related to the acquisition of Aurigen	—	—	—	67,916
Net incurred losses	262,540	213,978	759,464	607,311
Net losses paid	(176,288)	(189,348)	(598,733)	(502,518)
Effects of foreign exchange rate changes	12,351	50,699	(52,486)	169,890
Net liability at end of period	2,197,717	2,062,203	2,197,717	2,062,203
Reinsurance recoverable at end of period	9,875	8,615	9,875	8,615
Gross liability at end of period	$2,207,592	$2,070,818	$2,207,592	$2,070,818
Life value in force(2)	$352,500	$295,200	$352,500	$295,200

(1) Effective July 1, 2018, the executive management responsibility and reporting for U.S. Health business was reallocated from the Life and Health to the P&C segment as part of an internal organizational change. As a result, the related 2018 and 2017 comparatives have been reclassified from the Life and Health to the Non-life reconciliation of reserves to conform to current presentation.
(2) The life value in force (Life VIF) is the present value of the profits that will emerge from life policies over time and is comprised of the present value of future after-tax profits, and takes into consideration the cost of capital. The Company’s Life VIF is calculated on a going concern basis and is the sum of (i) present value of future profits on a U.S. GAAP basis which represents the net present value of projected after-tax cash flows based on Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of non-hedgeable risks; (iii) frictional costs; (iv) time value of options and guarantees; and (v) cost of non-economic excess encumbered capital.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		September 30, 2018
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$520
U.S. Northeast	Hurricane	630
U.S. Gulf Coast	Hurricane	586
Caribbean	Hurricane	186
Europe	Windstorm	371
Japan	Typhoon	190
California	Earthquake	515	$760
British Columbia	Earthquake	163	311
Japan	Earthquake	260	290
Australia	Earthquake	215	270
New Zealand	Earthquake	154	225

The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the nine months ended
	September 30, 2018		September 30, 2017		September 30, 2018		September 30, 2017
	$	ROE(1)	$	ROE(1)	$	ROE(1)	$	ROE(1)
Net (loss) income available to common shareholder	(105,735)	(7.2)%	(83,942)	(5.5)%	(100,771)	(2.3)%	145,421	3.2%

(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the period.
The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended		For the nine months ended
Calculation of average common shareholder's equity	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Beginning of period common shareholder's equity	$5,955,882	$6,160,491	$6,040,885	$5,983,685
End of period common shareholder's equity	$5,859,026	$6,104,451	$5,859,026	$6,104,451
Average common shareholder's equity	$5,907,454	$6,132,471	$5,949,956	$6,044,068

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	September 30, 2018	December 31, 2017
Tangible book value:
Total shareholders' equity	$6,563,253	$6,745,112
Less:
Preferred shares, aggregate liquidation value at $25 per share	704,227	704,227
Common shareholder’s equity or book value	5,859,026	6,040,885
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax(1)	129,737	141,805
Tangible book value	$5,272,909	$5,442,700

Capital structure:
Senior notes (2)	$1,367,700	$1,384,824
Capital efficient notes (3)	63,384	63,384
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	5,859,026	6,040,885
Total capital	$7,994,337	$8,193,320

(1) The intangible assets are presented in the table above net of tax of $17 million at September 30, 2018 and $18 million at December 31, 2017.
(2) The decrease in senior notes represents the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.
(3) Non-consolidated debt issued externally related to Capital efficient notes (CENts) of $63m does not appear in the debt line of the Consolidated Balance Sheet as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheet includes the related intercompany notes of $71m issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.